GLG LIFE TECH CORPORATION

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General Meeting of Shareholders of GLG Life Tech Corporation (the “Company”) held on June 25, 2010 in Vancouver, British Columbia (the “Meeting”).

1.	Appointment of Auditors and the Fixing of Their Remuneration

A resolution appointing PriceWaterhouseCoopers LLP, Chartered Accountants, as auditor for the Company until the Company’s next annual meeting of shareholders as well a resolution granting authorization to the board of directors of the Company to fix the auditor’s remuneration was approved by a vote by way of a show of hands.

2.	Fixing Number of Directors

A resolution fixing the number of directors of the Company for the ensuing year at seven was approved by a vote by way of a show of hands.

3.	Election of Directors

A resolution electing the following seven directors of the Company for a term expiring not later than the close of the Company’s next annual meeting of shareholders was approved by a vote by way of a show of hands:

Mr. David Beasley	Madame Sophia Leung	Mr He Fangzhen
Mr. Brian Palmieri	Madame Liu Yingchun	Mr. Jinduo Zhang
Dr. Luke Zhang

For additional information, please see the Company’s information circular dated May 17, 2010 which was filed in connection with the Meeting and is available on SEDAR.

DATED at Vancouver, British Columbia, June 25, 2010.

GLG LIFE TECH CORPORATION

“Brian Meadows”
Brian Meadows Chief Financial Officer